January 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Cryptyde, Inc.
Form 10
Filed November 8, 2021
File No. 001-41033

Ladies and Gentlemen:

On behalf of Cryptyde, Inc., Inc (the “Company” or “Cryptyde”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 3, 2021 (the “Comment Letter”), to Brian McFadden, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form 10 Filed November 8, 2021

Cover Page

1.	We note your disclosure on pages 31 and 79 of the information statement that you are a smaller reporting company. Please check the box to indicate that you are a smaller reporting company or revise the information statement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the cover page of Amendment No. 1 by checking the box indicating the Company is a smaller reporting company.

U.S. Securities and Exchange Commission

January 25, 2022

Information Statement Summary, page 7

2.	You disclose on page 10 that “we have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards,” however, on page 31 you state that you have elected not to opt out of such extended transition period. Please revise throughout the information statement for consistency. Additionally, if applicable, ensure that the Form 10 cover page includes the check box related to this election.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has elected not to opt out of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Amendment No.1 reflects the election not to opt out on the cover page and the information statement attached as exhibit 99.1 to Amendment No.1 (the “Information Statement” reflects the election not to opt out on pages 27 and 62.

Our Company, page 8

3.	Please revise this section and disclosures in other parts of the filing to clearly discuss the current status of your business and operations, your current sources of funds and revenues, and your net income. Expand the discussion of your “initial product offering” to disclose when it launched, any revenues you have derived from it, and how many artists, content owners and users you have currently. Provide support for your statement that you distribute original artwork featuring “chart topping musicians,” “award winning actors/actresses” and “all-star athletes.” With respect to the development and launch of your crypto equipment and mining business, disclose any known or anticipated material commitments for capital expenditures, the sources of funds for such expenditures and expected timing.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the section “Business” in the Information Statement to include the status of each of line of business the Company has, its revenue, and intended sources of funding. The Company has also included in the “Business” section a description of the Company’s current and expect products and services. The Company no longer intends to include EVNT Platform LLC in it business, and has removed discussion of “chart topping musicians,” “award winning actors/actresses” and “all-star athletes,” all of which related to EVNT Platform LLC. The Company has updated the “Business” section on page 57 of the Information statement to indicate that the crypto equipment and mining business does not currently have any material commitments for capital expenditures.

U.S. Securities and Exchange Commission

January 25, 2022

The Separation, page 8

4.	Please expand the bullet point list to better explain how it was determined that separating BBIG’s packaging and NFT businesses from BBIG’s current business operations would be in the best interests of BBIG and its stockholders. Disclose the businesses that will comprise TYDE as compared to the businesses that BBIG will retain, and discuss how these will lead to the “distinct” focus of each company’s specific operational and growth strategies. Discuss the “differentiated” investment theses of each company, explain each company’s tailored capital structures and capital deployment strategies, and compare the incentive compensation arrangements that each company may offer. Finally, explain why the success of your business is substantially dependent upon the continued success of the Vinco brand, as noted in your summary of risk factors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the bullet point list on page 12 of the Information Statement. The bullet point list now includes disclosure explaining the businesses each of BBIG and Company will retain, and how the separation of the companies will lead to distinct focus on each company’s specific operational and growth strategies. The bullet point list also now contains an explanation of the types of incentive compensation the Company plans to use. The Information Statement has been revised to remove the risk factor relating to dependence on the continues success of the Vinco brand.

Risk Factors, page 18

5.	Please tailor your risk factor disclosures to your filing, business and financial conditions. As examples only:

●	expand the risk factors regarding your ability to service your indebtedness to disclose the current amount and terms of your debt;

●	as a Nevada corporation, revise or explain the reference on page 30 to Delaware law provisions that could impair a takeover attempt;

●	given that you are not conducting an offering from which you are deriving proceeds, revise the statement on page 24 that you “used proceeds from this offering” to pay down certain outstanding debt, and the statement on page 29 that the “public offering price will be determined by negotiations between [you] and the underwriters.”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not intend to have any indebtedness at the time it separates from Vinco Ventures, Inc. and the Company intends to convert into a Delaware corporation. The Information Statement reflects the Company’s intention to have no indebtedness and the intended conversion to Delaware. The Company has removed the statement that it “used proceeds from this offering” to pay down certain outstanding debt, and the statement that the “public offering price will be determined by negotiations between [you] and the underwriters.” from the Information Statement.

6.	Please revise and update this section to address the material risks related to your packaging business.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised to include a description of the material risks related to the packaging business. Please see pages 21 through 23 of the Information Statement.

U.S. Securities and Exchange Commission

January 25, 2022

Our Articles of Incorporation designate Nevada as the exclusive forum for certain litigation, page 30

7.	We note that you state in this risk factor and on page 87 that your forum selection provision identifies the courts of the State of Nevada as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to convert to a Delaware corporation and its Restated Certificate of Incorporation is expected to carve out claims brought Securities Act or Exchange Act from its exclusive forum selection clause. Additionally, the Restated Certificate of Incorporation is expected to include language providing that if the Court of Chancery of the State of Delaware dismisses any action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. Page 78 of the Information Statement has been revised to reflect the expected forum selection clause in the Restated Certificate of Incorporation.

Capitalization, page 50

8.	We note the first sentence of this section. Capitalization on a pro forma basis to give effect to the Separation appears to be missing from the capitalization table. Please update and revise. To the extent applicable, please provide footnotes or similar disclosures to the table to explain the adjustments made in arriving at your capitalization on a pro forma basis.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the capitalization table on page 43 of the Information Statement now contains capitalization on both a historical and pro forma basis and footnotes have been added to the capitalization table to explain the adjustments made in arriving at the Company’s pro forma capitalization.

Unaudited Pro Forma Combined Financial Statements Pro Forma Adjustments, page 55

9.	Please provide more context regarding your adjustment for the elimination of the management fee. In this regard, it’s not clear how the amount of the adjustment was determined.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised such that the “Pro Forma Adjustments” note to the Unaudited Proforma Combined Financial Statements on page 48 of the Information Statement includes an explanation that the proforma adjustments in the line item “Operating Expenses – Selling, general and administrative” reflects a portion of the management fee for the CEO and CFO, and the salaries of employees remaining with BBIG, all of which are payable by BBIG, offset against the salaries and benefits of the CEO, CFO, and COO that are payable by the Company. For the 9 months ended September 30, 2021, the pro forma adjustment reflects (i) the elimination of $130,000 of the management fee for the CEO and CFO, and the salaries of the employees remaining with BBIG, all of which are payable by BBIG, and (ii) the addition of the anticipated salaries and benefits of the CEO, CFO and COO of $450,000 and $90,000 (prorated for 9 months), which combine for a total pro forma adjustment of $410,000. For the year ended December 31, 2021, the pro forma adjustment reflects (i) the elimination of $160,000 of the management fee for the CEO and CFO, and the salaries of the employees remaining with BBIG, all of which are payable by BBIG, and (ii) the addition of the anticipated salaries and benefits of the CEO, CFO and COO of $600,000 and $120,000, which combine for a total of pro forma adjustment of $560,000.

U.S. Securities and Exchange Commission

January 25, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 56

10.	We note your disclosure on page 58 which identifies CW Machines LLC as a Joint Venture. Please revise the appropriate financial statements to provide disclosures regarding the joint venture including, but not limited to, when the joint venture was formed, who the parties to the joint venture are and how you are accounting for your investment in the joint venture. Further, please also address whether the parties involved in the joint venture are related parties and whether you considered including audited financial statements of the joint venture in this filing.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties to the CW Machines, LLC joint venture are Wattum Management Inc. and BBA Technology Inc. and it was formed on October 8, 2021. The Information Statement has been revised to include the parties to the joint venture on pages 11 and 57, and the joint venture formation date is disclosed on page 51. Because CW Machines, LLC was formed in the fourth quarter of 2021, it has not yet been included in the Company’s financial statements. The Company expects to account for CW Machines, LLC fully consolidated as a variable interests entity starting with the financial statements for the year ended December 31, 2021.

Liquidity and Capital Resources, page 61

11.	Please quantify the amount of money you expect to be required to accomplish your strategic plan and disclose whether you have any guaranteed financing or funding in place.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised to disclose on page 54 that the Company expects to need approximately $10 million to execute its strategic plan, expects to have approximately $2 million in cash from Vinco Ventures, Inc, and does not currently have any guaranteed financing or funding in place.

Business, page 63

12.	Please revise this section to ensure that your disclosure addresses all applicable Item 101 requirements. For example, we note that the descriptions of your packaging, E- NFT.com, consumer focused mining pools and AR/VR businesses do not provide an adequate understanding of your business. In addition, to the extent each of your lines of business makes an investment in the company speculative or risky, please add appropriate risk factor disclosure to the information statement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Business section of the Information Statement, starting on page 56 in accordance with Item 101. The Company notes that E-NFT.com is no longer expected to be part of the Company.

U.S. Securities and Exchange Commission

January 25, 2022

13.	Please disclose whether your business is or will be dependent on a blockchain that you did not develop. If so, please revise to describe those blockchains and the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also disclose (i) the material terms and characteristics of your non-fungible tokens (“NFTs”) and any other digital asset that you will create, distribute, issue or use, including how such assets will be valued and any associated volatility, (ii) the process by which the NFTs and any other digital assets will be distributed to users, (iii) any laws or regulations that may limit your ability or the ability of users to convert cryptocurrency or digital asset into real currency or property, particularly for but not limited to your planned crypto equipment and mining business, (iv) the risks to your users of holding the digital assets if they are distributed (e.g., any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach), (v) how your NFTs and any other digital assets will be able to avoid expensive minting fees and the associated environmental consequences, (vi) whether you intend to hold any digital assets that you receive or to convert such assets into fiat currency after receipt and (vii) the regulatory risks associated with offering customers a digital wallet, if applicable.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company no longer expects to include E-NFT.com in its business. The Company expects to include its Web3 business, disclosed in the Information Statement. The Web3 business does not currently have any non-fungible tokens (“NFTs”), but expects to mint them in the future, and keep costs down by minting coins in-house using the Company’s digital coin minting platform, currently under development. The Company does not yet know the terms of the NFTs it plans to create, or the method by which they will be distributed. The Company plans to receive digital assets in the form of Ethereum, which it will hold in a digital wallet. As described on page 56 of the Information Statement, the Company plans to adopt a policy for the conversion of Ethereum into fiat currency in accordance with industry standards. The Company has revised the Information Statement, on page 60 and 61, to discuss the laws and regulations applicable to the Company’s business as it relates to bitcoin mining and Web3 products. The Company has revised the Information Statement , on page 19, to address the risks of using the Ethereum blockchain, which the Company did not develop. The Company will not be offering customers a digital wallet, customers will use their own Ethereum digital wallets managed by third-parties.

14.	We note your disclosure on page 63 that you have “expanded into the crypto mining ecosystem ... to bring BTC mining to a price point for the everyday consumer.” Please disclose how you intend to custody the Bitcoin and any other digital asset that you mine or hold. Additionally, please provide disclosure to indicate which other digital assets, if any, you intend to mine. To the extent federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business or intended business, please disclose the effect of existing or probable governmental regulation.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to provide digital mining equipment to customers and does not intend to engage in crypto mining. The Company expects to hold Ethereum received as payment for Web3 products the Company plans to develop. The Company has revised the risk factors disclosed in the Information Statement, on pages 18 through 21, to include risks related to federal, state, local and foreign regulation of blockchain technology and digital assets.

15.	Please disclose whether you intend to sell digital assets for other digital assets. If so, describe which digital assets you will acquire and why you will acquire those digital assets. Additionally, disclose whether you intend to hold or sell those digital assets. Describe the circumstances under which you would sell Bitcoin or other acquired digital assets and how you would do so.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to receive Ethereum in exchange for NFT products the Company plans to create under its Web3 business. The Company does not currently have any products available, but in the future it may sell products including NFTs or other digital assets. The Company plans to receive Ethereum in exchange for its future Web3 products, and to store the Ethereum in a digital wallet, and adopt a policy for the conversion of Ethereum into fiat currency in accordance with industry standards. The Company does not currently plan to hold or sell Bitcoin.

U.S. Securities and Exchange Commission

January 25, 2022

16.	You disclose on E-NFT.com that users may create a wallet to hold E-NFT assets. Please disclose if other digital assets are expected to be able to be held in your digital wallet services and describe the cybersecurity protection features of your software and custody arrangements with users. Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company no longer intends to include E-NFT.com as part of its business or offer a digital wallet service. Therefore disclosure regarding liability for a cybersecurity breach resulting in the loss of customer assets is not required.

Management, page 68

17.	Please revise to briefly clarify and describe (i) the business experience during the past five years of each executive officer and director and (ii) for each director and director nominee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Information Statement on pages 62 to 64 to include the information required under Item 401(e)(1) of Regulation S-K.

Corporate Governance, page 70

18.	Please revise this section to remove duplicative language and clearly disclose your corporate governance structure upon the completion of the Separation.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Information Statement on pages 64 to 69 to clearly disclose the Company’s corporate governance structure upon the completion of the Separation and to remove duplicative language.

19.	When available, please revise this section to identify which class each director will belong to and when the terms of each class will expire.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet determined the directors to be included in each class, but will disclose the makeup of each class in future disclosures.

U.S. Securities and Exchange Commission

January 25, 2022

Unaudited Financial Statement of Ferguson Containers, Inc., page F-2

20.	Please update your financial statements for the quarter ended September 30, 2021. Refer to Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated its financial statements in the Information Statement for the quarter ended September 30, 2021.

EVNT Platform LLC Financial Statements, page F-12

21.	Please provide audited financial statements for EVNT Platform LLC. Refer to Rule 3-01 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company no longer intends to include the EVNT Platform, LLC as part of its business when the Company separates from Vinco Ventures, LLC and EVNT Platform, LLC will remain with VincoVentures, LLC. Therefore, the audited financial statements of EVNT Platform, LLC are not required.

4. Intangible Assets, Net, page F-20

22.	Given the significance of the developed technology intangible asset, please provide a more comprehensive discussion regarding the factors you consider in your impairment analysis of this asset.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the developed technology intangible asset in the Company’s financial statements related to EVNT Platform, LLC, and the Company no longer intends to include the EVNT Platform, LLC as part of its business when the Company separates from Vinco Ventures, LLC. EVNT Platform, LLC will remain with Vinco Ventures, LLC. Therefore, there is no longer a discussion of the impairment in the Information Statement.

6. Membership Equity, page F-21

23.	We note your disclosure regarding the asset contribution by Emmersive Entertainment and have the following comments:

●	Please tell us whether Emmersive Entertainment is a related party or entity under common control of Vinco.
●	Explain how the intangible assets were valued in the exchange.
●	Disclose the factors you considered in determining the fair value of the Preferred Units.
●	Explain why you classified the entire purchase price as an intangible asset while your disclosure indicates that some physical assets were part of the agreement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure regarding the asset contribution by Emmersive Entertainment was relates to EVNT Platform, LLC, and the company no longer intends to include the EVNT Platform, LLC as part of its business when the Company separates from Vinco Ventures, LLC. EVNT Platform, LLC will remain with VincoVentures, LLC. Therefore, there is no longer a disclosure regarding the asset contribution by Emmersive Entertainment in the Information Statement.

U.S. Securities and Exchange Commission

January 25, 2022

Report of Independent Registered Accounting Firm, page F-22

24.	Please have your auditor remove the language in the third paragraph of their opinion which states, “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s auditor has removed the language “and in accordance with auditing standards generally accepted in the United States of America.” from its opinion on page F-11 of the Information Statement.

Ferguson Containers, Inc. - Statement of Cash Flows, page F-26

25.	Tell us how you determined it was appropriate to classify your due to/due from parent balances as cash flows in operations rather than cash flows in financing activities. Please revise the label in the line item on your cash flow to properly indicate this is due from parent, rather than due to parent. Please note this comment also applies to the Ferguson interim financial statements as well as EVNT Platform LLC’s financial statements where appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has decided to classify the due from parent as financing activity, rather than operating activity. The Ferguison Containers, Inc. Statement of Cash Flows for the Years Ended December 31, 2020 and 2019 on page F-15 of the Information Statement has been revised to include “Due from parent” as a line item.

Ferguson Containers Inc. - Notes to the Financial Statements 1. Nature of Operations and Basis of Presentation, page F-27

26.	We note your reference to condensed financial statements which do not include all of the information and footnotes required by GAAP for annual financial statements. Given these appear to be audited annual financial statements, please explain this disclosure or remove it, if appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised to remove the disclosure related to condensed financial statements.

2. Summary of Significant Accounting Policies

Subsequent Events, page F-30

27.	Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A. This comment also applies to your interim financial statements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the date, in the Information Statement, through which management has evaluated subsequent events.

8. Subsequent Events, page F-33

28.	Please tell us how you accounted for the sale of the building located in Washington, NJ. Please address how the proceeds were used to partially pay off a note on Vinco Ventures, Inc.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company sold the building located in Washington, NJ, which was owned by Ferguson Containers, Inc. The building was collateral on a note date September 30, 2017 with the Ferguson family that Vinco Ventures, Inc. had on its books.

U.S. Securities and Exchange Commission

January 25, 2022

Exhibits

29.	Please clarify if you intend to file the TYDE Warrant agreement, Registration Rights Agreement and Amendment Agreement as exhibits to the registration statement or tell us why you believe you are not required to do so.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the TYDE Warrant agreement, Registration Rights Agreement and Amendment Agreement have been filed as exhibits to Amendment No.1.

General

30.	Please revise your disclosures throughout to discuss your current business and financial conditions and clearly distinguish these from future-looking statements. As an example only, in the statement regarding “our or our partners’ ability to provide innovative NFTs,” disclose the number of your current partners and their current ability to provide NFTs, or clarify that you are talking about prospective future partners. As another example, clarify whether your website, www.cryptyde.com, and the website referenced under the heading “Code of Business Conduct and Ethics” are currently in existence.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised to clearly disclose the current business and financial conditions of the Company and distinguish them from future looking statements. The Company expects for its website to launch prior to the distributing its securities.

31.	Please revise throughout to remove unnecessarily duplicative disclosures. For example, a number of risk factors included in the Risk Factors section are repetitive of risk factors included later in the section. As another example, the discussion of your E-NFT.com, AR/VR and CW Machines LLC businesses on pages 57-58 repeats verbatim the disclosures on page 63-64.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that the Information Statement has been revised to remove duplicative disclosure.

32.	Please provide a detailed analysis explaining whether you believe the NFTs that you plan to mine or distribute are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address (i) the distinct characteristics of the NFTs and (ii) your role in ensuring the success of, and creating a secondary market for, the NFTs, and how those factors affect your conclusions. Additionally, describe your internal processes for determining whether particular digital assets that you support, transact in, hold or plan to support, transact in or hold are securities as defined in the Securities Act and state that any such determination is a risk-based assessment and does not constitute a legal standard. Add a risk factor that there may be uncertainty regarding your determination and that regulators may disagree with your analysis.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that the Company intends to provide digital mining equipment to customers and does not intend to engage in crypto mining. The Company plans to mint NFTs. Because the Company has not yet created NFTs or crypto assets, it has not yet conducted an analysis of whether any NFT or crypto asset is a security. The Company intends to analyze each crypto asset it develops to determine its likeliness to be deemed to be a “security” under applicable laws. The Information Statement has been revised to include a risk factor, on page 18, relating to the risk that a crypto asset created by the Company may be characterized as a “security” by the SEC or other regulatory body.

33.	If you intend to act as a custodian of digital assets, please tell us whether you intend to register as a custodian with state or federal regulators and describe the nature of any such registration.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that the Company does not intend to act as a custodian of digital assets. Therefore, disclosure relating to registration as a custodian is not required.

* * *

U.S. Securities and Exchange Commission

January 25, 2022

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.

cc:	Brian McFadden, Cryptyde, Inc.
Bruce Newsome, Esq., Haynes and Boone, LLP.